UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DISH NETWORK CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

25470M 109

(CUSIP Number)

R. Stanton Dodge

Executive Vice President, General Counsel and Secretary

DISH Network Corporation

9601 S. Meridian Blvd.

Englewood, Colorado 80112

(303) 723-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25470M 109

1.	Name of Reporting Person William R. Gouger

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,000,202 VOTING SHARES (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 17,000,202 VOTING SHARES (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by the Reporting Person 17,000,202

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 7.2% (2)

14.	Type of Reporting Person IN

(1) “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of DISH Network Corporation (“DISH Network”) of which Mr. Gouger is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 140 shares of Class A Common Stock owned beneficially directly by Mr. Gouger; (ii) 7,249 shares of Class A Common Stock owned beneficially indirectly by Mr. Gouger in his 401(k) Employee Savings Plan; (iii) 4,245,151 shares of Class B Common Stock owned beneficially by Mr. Gouger solely by virtue of his position as trustee (with sole voting and dispositive power) of certain trusts established by Charles W. Ergen for the benefit of his family;  and (iv) 12,747,662 shares of Class B Common Stock owned beneficially by Mr. Gouger solely by virtue of his position as trustee (with sole voting and dispositive power, except as set forth in Item 6 below) of the Ergen 2010 Family Trust. There is no arrangement or agreement between any of the trusts identified in clauses (iii) and (iv) above to vote or dispose of any shares of DISH Network. Mr. Gouger exercises voting and dispositive power with respect to each such trust independently and in accordance with his fiduciary responsibilities to the beneficiaries of such trusts.

(2) Based on 219,609,284 shares of Class A Common Stock outstanding on November 29, 2013 and assuming conversion of the shares of Class B Common Stock held by Mr. Gouger into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mr. Gouger may be deemed to own beneficially would be approximately 3.7%. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Gouger owns beneficially equity securities of DISH Network representing approximately 6.5% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Ergen 2010 Family Trust

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,747,662 VOTING SHARES (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 12,747,662 VOTING SHARES (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by the Reporting Person 12,747,662

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 5.5% (2)

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by the Ergen 2010 Family Trust are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 219,609,284 shares of Class A Common Stock outstanding on November 29, 2013 and assuming conversion of the shares of Class B Common Stock held by the Ergen 2010 Family Trust into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Ergen 2010 Family Trust may be deemed to own beneficially would be approximately 2.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Ergen 2010 Family Trust owns beneficially equity securities of DISH Network representing approximately 4.9% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

ITEM 1. Security and Issuer.

This Schedule 13D relates to shares of Class A Common Stock, $0.01 par value per share (“Class A Common Stock”) of DISH Network Corporation, a Nevada corporation (“DISH Network”).  The principal executive offices of DISH Network are located at 9601 S. Meridian Blvd., Englewood, Colorado 80112.

ITEM 2. Identity and Background.

This Schedule 13D is being filed jointly by: (a) William R. Gouger and (b) the Ergen 2010 Family Trust, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. Gouger and the Ergen 2010 Family Trust.

(A) William R. Gouger

Mr. Gouger’s principal occupation is owner and manager of SC Management, LLC, whose principal business is to provide management services, including tax and estate planning services. Mr. Gouger also remains a Partner of Gouger, Franzmann & Redman, LLC. His address is 400 Inverness Parkway, Suite 250, Englewood, Colorado 80112. Mr. Gouger has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gouger is a citizen of the United States.

(B) Ergen 2010 Family Trust

The Ergen 2010 Family Trust was formed under the laws of the State of Colorado and its principal business is to hold certain assets in trust for the benefit of members of Charles W. Ergen’s family. Its address is c/o William R. Gouger, as Trustee, at 400 Inverness Parkway, Suite 250, Englewood, Colorado 80112. The Ergen 2010 Family Trust has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Ergen 2010 Family Trust, Mr. Gouger is vested with sole voting and investment power over the 12,747,662 shares of Class B Common Stock (“Class B Common Stock”) of DISH Network held by the Ergen 2010 Family Trust, except as set forth in Item 6 below.

ITEM 3. Source and Amount of Funds and Other Consideration.

On November 30, 2010, Mr. Ergen gifted 12,500,000 shares of Class B Common Stock to each of the Ergen Two-Year 2010 DISH GRAT (the “2010 Two-Year GRAT”), the Ergen Three-Year 2010 DISH GRAT (the “2010 Three-Year GRAT”), the Ergen Four-Year 2010 DISH GRAT (the “2010 Four-Year GRAT”), and the Ergen Five-Year 2010 DISH GRAT (the “2010 Five-Year GRAT”, and collectively with the 2010 Two-Year GRAT, the 2010 Three-Year GRAT, and the 2010 Four-Year GRAT, the “2010 GRATs”). Mr. Ergen established the 2010 GRATs for estate planning purposes. Members of Mr. Ergen’s family are the beneficiaries of the 2010 GRATs. The shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one-for-one basis at any time.

During the fourth quarter of each year, Mr. Ergen receives an annuity amount from each of the 2010 GRATs under the trust agreements governing the 2010 GRATs, assuming that the particular 2010 GRAT has not expired. The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date and therefore cannot be calculated until the date of distribution.  In addition to shares of Class B Common Stock, the annuity payments (and their associated timing) may include, and be based upon, amounts generated from the holdings of each 2010 GRAT including, among other things, stock recapitalizations or dividends paid or payable with respect to the Class B Common Stock held by each 2010 GRAT.  On November 30, 2012, the 2010 Two-Year GRAT distributed 3,539,893 shares of Class B Common Stock held by the 2010 Two-Year GRAT to Mr. Ergen as an annuity payment, and the 2010 Two-Year GRAT distributed the remaining 5,641,290 shares of Class B Common Stock held by the 2010 Two-Year GRAT to the Ergen 2010 Family Trust.  The 2010 Two-Year GRAT expired in accordance with its terms. On December 2, 2013, the 2010 Three-Year GRAT distributed 1,591,150 shares of Class B Common Stock held by the 2010 Three-Year GRAT to Mr. Ergen as an annuity payment, and the 2010 Three-Year GRAT distributed the remaining 7,106,372 shares of Class B Common Stock held by the 2010 Three-Year GRAT to the Ergen 2010 Family Trust.  The 2010 Three-Year GRAT expired in accordance with its terms. On December 2, 2013, the 2010 Four-Year GRAT distributed 1,013,067 shares of Class B Common Stock held by the 2010 Four-Year GRAT to Mr. Ergen as an annuity payment.  Therefore, the 2010 Four-Year GRAT currently has beneficial ownership of 9,192,670 shares of Class B Common Stock.  The 2010 Four-Year GRAT will expire in accordance with its terms on November 30, 2014.  On December 2, 2013, the 2010 Five-Year GRAT distributed 672,146 shares of Class B Common Stock held by the 2010 Five-Year GRAT to Mr. Ergen as an annuity payment.  Therefore, the 2010 Five-Year GRAT currently has beneficial ownership of 10,422,867 shares of Class B Common Stock.  The 2010 Five-Year GRAT will expire in accordance with its terms on November 30, 2015. The Ergen 2010 Family Trust acquired beneficial ownership of 12,747,662 shares of Class B Common Stock as a result of the distributions of Class B Common Stock held by the 2010 Two-Year GRAT and the 2010 Three-Year GRAT as described above.

The Reporting Persons may from time to time acquire shares of Class A Common Stock for investment purposes.  Such Class A Common Stock may be acquired with personal funds of or funds borrowed by the Reporting Persons.

ITEM 4. Purpose of Transaction.

During the fourth quarter of each year, Mr. Ergen receives an annuity amount from each of the 2010 GRATs under the trust agreements governing the 2010 GRATs, assuming that the particular 2010 GRAT has not expired. The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date and therefore cannot be calculated until the date of distribution.  In addition to shares of Class B Common Stock, the annuity payments (and their associated timing) may include, and be based upon, amounts generated from the holdings of each 2010 GRAT including, among other things, stock recapitalizations or dividends paid or payable with respect to the Class B Common Stock held by each 2010 GRAT.  On November 30, 2012, the 2010 Two-Year GRAT distributed 3,539,893 shares of Class B Common Stock held by the 2010 Two-Year GRAT to Mr. Ergen as an annuity payment, and the 2010 Two-Year GRAT distributed the remaining 5,641,290 shares of Class B Common Stock held by the 2010 Two-Year GRAT to the Ergen 2010 Family Trust.  The 2010 Two-Year GRAT expired in accordance with its terms. On December 2, 2013, the 2010 Three-Year GRAT distributed 1,591,150 shares of Class B Common Stock held by the 2010 Three-Year GRAT to Mr. Ergen as an annuity payment, and the 2010 Three-Year GRAT distributed the remaining 7,106,372 shares of Class B Common Stock held by the 2010 Three-Year GRAT to the Ergen 2010 Family Trust.  The 2010 Three-Year GRAT expired in accordance with its terms. On December 2, 2013, the 2010 Four-Year GRAT distributed 1,013,067 shares of Class B Common Stock held by the 2010 Four-Year GRAT to Mr. Ergen as an annuity payment.  Therefore, the 2010 Four-Year GRAT currently has beneficial ownership of 9,192,670 shares of Class B Common Stock.  The 2010 Four-Year GRAT will expire in accordance with its terms on November 30, 2014.  On December 2, 2013, the 2010 Five-Year GRAT distributed 672,146 shares of Class B Common Stock held by the 2010 Five-Year GRAT to Mr. Ergen as an annuity payment.  Therefore, the 2010 Five-Year GRAT currently has beneficial ownership of 10,422,867 shares of Class B Common Stock.  The 2010 Five-Year GRAT will expire in accordance with its terms on November 30, 2015. The Ergen 2010 Family Trust acquired beneficial ownership of 12,747,662 shares of Class B Common Stock as a result of the distributions of Class B Common Stock held by the 2010 Two-Year GRAT and the 2010 Three-Year GRAT as described above.

Mr. Gouger is not aware of any plans or proposals which any Reporting Person may have which relate to or would result in:

(a)         the acquisition by any person of additional securities of DISH Network, or the disposition of securities of DISH Network;

(b)         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving DISH Network or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of DISH Network or any of its subsidiaries;

(d)         any change in the present board of directors or management of DISH Network, including any plans or proposals to change the number or term of directors or to fill any existing vacancies of the board;

(e)          any material change in the present capitalization or dividend policy of DISH Network;

(f)           any material change in DISH Network’s business or corporate structure;

(g)          changes in DISH Network’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of DISH Network by any person;

(h)         causing a class of securities of DISH Network to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)             a class of equity securities of DISH Network becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)            any action similar to any of the foregoing.

ITEM 5. Interest in Securities of the Issuer.

(a) This Schedule 13D is for the cumulative share holdings of the Reporting Persons as of the close of business on December 2, 2013. See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.

(b)  See Items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons have not effected any transactions in Class A Common Stock in the last sixty days other than as described herein.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed below, neither Mr. Gouger nor the Ergen 2010 Family Trust is party to any contracts, arrangements, understandings or relationships, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

The trust agreement for the Ergen 2010 Family Trust contains an irrevocable provision that provides that the trustee will not dispose of any shares of DISH Network held by the Ergen 2010 Family Trust unless a

Change of Control Event occurs.  If a Change of Control Event occurs, the trustee of the Ergen 2010 Family Trust will have sole discretion with respect to the disposition of any shares of DISH Network held by the Ergen 2010 Family Trust.

A “Change of Control Event” will occur if (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total Equity Interests of either (A) DISH Network or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of DISH Network are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either (A) DISH Network or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests of DISH Network such that he owns beneficially less than 50% of the total Equity Interests that he owned beneficially immediately following the grant of shares to the Ergen 2010 Family Trust.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of DISH Network who:  (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of DISH Network and all warrants, options or other rights to acquire capital stock of DISH Network (but excluding any debt security that is convertible into, or exchangeable for, capital stock of DISH Network).

“Related Party” means: (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes, including, without limitation, the grantor retained annuity trusts dated November 30, 2010; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of DISH Network are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

Item 7. Material to be Filed as Exhibits

Exhibit A: Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM R. GOUGER

Dated: December 3, 2013	/s/ William R. Gouger
William R. Gouger

Ergen 2010 Family Trust

Dated: December 3, 2013	/s/ William R. Gouger
William R. Gouger, Trustee

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A: Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D to which this Exhibit is attached (including amendments thereto) is filed on behalf of each of them in the capacities set forth below.

WILLIAM R. GOUGER

Dated: December 3, 2013	/s/ William R. Gouger
William R. Gouger

Ergen 2010 Family Trust

Dated: December 3, 2013	/s/ William R. Gouger
William R. Gouger, Trustee